SUB-ITEM 77D: Policies With Respect to Security Investments

Forward U. S. Government Money Fund

Effective May 1, 2015, the Fund’s “Principal Investment Strategies” were revised to disclose that the Fund, under normal conditions, invests 99.5% or more of its total assets in cash, obligations issued or guaranteed by the U.S. Government, its agencies, or instrumentalities, including government sponsored enterprises (“U.S. Government Securities”), and repurchase agreements that are collateralized fully by either cash or U.S. Government Securities. This change is further described in the May 1, 2015 prospectuses for the Fund as filed with the Securities and Exchange Commission via EDGAR on April 30, 2015 pursuant to Rule 485(b) under the Securities Act of 1933 (Accession No. 0001193125-15-162698). Such descriptions are incorporated herein by reference.

Forward EM Corporate Debt Fund, Forward Global Infrastructure Fund, Forward Real Estate Long/Short Fund, and Forward Select Income Fund

Effective June 1, 2015, each of the Forward EM Corporate Debt Fund, Forward Global Infrastructure Fund, Forward Real Estate Long/Short Fund and Forward Select Income Fund elected to be qualified as a diversified series of the Trust. Each Fund may not resume operating in a non‐diversified manner without first obtaining shareholder approval. These changes are further described in the July 24, 2015 supplements to the Fund’s then-current prospectuses and statement of additional information as filed with the Securities and Exchange Commission via EDGAR on July 24, 2015 pursuant to Rule 497(e) under the Securities Act of 1933 (Accession Nos. 0001193125-15-262862 and 0001193125-15-262878). Such descriptions are incorporated herein by reference.